April 22, 2026

Todd Brickhouse
Chief Executive Officer
Basin Electric Power Cooperative
1717 East Interstate Avenue
Bismarck, ND 58503

       Re: Basin Electric Power Cooperative
           Registration Statement on Form S-4
           Filed April 15, 2026
           File No. 333-295074
Dear Todd Brickhouse:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cheryl Brown at 202-551-3905 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    James Horan, Esq.